Exhibit 99.3
MANAGEMENT’S DISCUSSION AND ANALYSIS
Management's discussion and analysis (“MD&A”) is dated March 11, 2014 and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2013 for a full understanding of the financial position and results of operations of Crescent Point Energy Corp. (the “Company” or “Crescent Point”).
The audited consolidated financial statements and comparative information for the year ended December 31, 2013 have been prepared in accordance with International Financial Reporting Standards (“IFRS”).
STRUCTURE OF THE BUSINESS
The principal undertakings of Crescent Point are to carry on the business of acquiring, developing and holding interests in petroleum and natural gas properties and assets related thereto through a general partnership and wholly owned subsidiaries. Amounts in this report are in Canadian dollars unless noted otherwise. References to “US$” are to United States (“US”) dollars.
Non-GAAP Financial Measures
Throughout this MD&A, the Company uses the terms “funds flow from operations”, “funds flow from operations per share”, “funds flow from operations per share - diluted”, “operating income”, “operating income per share”, “operating income per share - diluted”, “net debt”, “netback”, “market capitalization” and “total capitalization”. These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers.
Funds flow from operations is calculated based on cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures. Funds flow from operations per share and funds flow from operations per share - diluted are calculated as funds flow from operations divided by the number of weighted average basic and diluted shares outstanding, respectively. Management utilizes funds flow from operations as a key measure to assess the ability of the Company to finance dividends, operating activities, capital expenditures and debt repayments. Funds flow from operations as presented is not intended to represent cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS.
The following table reconciles cash flow from operating activities to funds flow from operations:

($000s)	2013	2012	% Change
Cash flow from operating activities	1,973,332	1,543,943	28
Changes in non-cash working capital	57,349	29,375	95
Transaction costs	5,761	16,436	(65)
Decommissioning expenditures	11,375	12,096	(6)
Funds flow from operations	2,047,817	1,601,850	28
Operating income is calculated based on net income before amortization of exploration and evaluation (“E&E”) undeveloped land, unrealized derivative gains or losses, unrealized foreign exchange gain or loss on translation of US dollar senior guaranteed notes and unrealized gains or losses on marketable securities and long-term investments. Operating income per share and operating income per share - diluted are calculated as operating income divided by the number of weighted average basic and diluted shares outstanding, respectively. Management utilizes operating income to present a measure of financial performance that is more comparable between periods. Operating income as presented is not intended to represent net earnings or other measures of financial performance calculated in accordance with IFRS.
The following table reconciles net income to operating income:

($000s)	2013	2012	% Change
Net income	144,876	190,653	(24)
Amortization of E&E undeveloped land	275,504	247,883	11
Unrealized derivative (gains) losses	111,876	(185,724)	(160)
Unrealized foreign exchange (gain) loss on translation of US dollar senior guaranteed notes	60,994	(5,774)	(1,156)
Unrealized loss on long-term investments	10,677	89,472	(88)
Deferred tax relating to adjustments	(118,239)	(32,942)	259
Operating income	485,688	303,568	60
Net debt is calculated as long-term debt plus accounts payable and accrued liabilities and dividends payable, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the equity settled component of dividends payable and unrealized foreign exchange on translation of US dollar senior guaranteed notes. Management utilizes net debt as a key measure to assess the liquidity of the Company.

CRESCENT POINT ENERGY CORP.	1

The following table reconciles long-term debt to net debt:

($000s)	2013	2012	% Change
Long-term debt	1,734,114	1,474,589	18
Accounts payable and accrued liabilities	789,305	655,191	20
Dividends payable	90,849	86,182	5
Cash	(15,941)	-	-
Accounts receivable	(352,519)	(301,770)	17
Prepaids and deposits	(5,532)	(8,484)	(35)
Long-term investments	(74,229)	(84,906)	(13)
Excludes:
Equity settled component of dividends payable	(25,799)	(58,302)	(56)
Unrealized foreign exchange on translation of US dollar senior guaranteed notes	(63,170)	(2,176)	2,803
Net debt	2,077,078	1,760,324	18
Netback is calculated on a per boe basis as oil and gas sales, less royalties, operating and transportation expenses and realized derivative gains and losses. Netback is used by management to measure operating results on a per boe basis to better analyze performance against prior periods on a comparable basis.
Market capitalization is calculated by applying the period end closing share trading price to the number of shares outstanding. Market capitalization is an indication of enterprise value.
Total capitalization is calculated as market capitalization plus net debt. Total capitalization is used by management to assess the amount of debt leverage used in the Company's capital structure. Refer to the Liquidity and Capital Resources section in this MD&A.

CRESCENT POINT ENERGY CORP.	2

Results of Operations
Production

	2013	2012	% Change
Crude oil and NGL (bbls/d)	109,129	89,704	22
Natural gas (mcf/d)	66,952	54,284	23
Total (boe/d)	120,288	98,751	22
Crude oil and NGL (%)	91	91	-
Natural gas (%)	9	9	-
Total (%)	100	100	-
Production increased by 22 percent year over year to 120,288 boe/d in 2013 from 98,751 boe/d in 2012, primarily due to the Company's successful drilling and fracture stimulation programs and the acquisition of Ute Energy Upstream Holdings LLC (“Ute”) on November 29, 2012 which added approximately 7,800 boe/d of production, partially offset by natural declines.
In the year ended December 31, 2013, the Company drilled 737 (549.5 net) wells, focused primarily in the Viewfield Bakken resource play in southeast Saskatchewan, the Shaunavon resource play in southwest Saskatchewan and the Uinta Basin resource play in northeast Utah.
The Company's weighting to oil and NGL's in 2013 remained consistent with the comparative period.
Marketing and Prices

Average Selling Prices (1)	2013	2012	% Change
Crude oil and NGL ($/bbl)	86.32	80.51	7
Natural gas ($/mcf)	3.61	2.61	38
Total ($/boe)	80.32	74.57	8

(1)	The average selling prices reported are before realized derivatives and transportation charges.

Benchmark Pricing	2013	2012	% Change
Crude Oil Prices
WTI crude oil (US$/bbl)	98.00	94.19	4
WTI crude oil (Cdn$/bbl)	101.03	94.19	7
LSB crude oil (Cdn$/bbl)	91.85	84.61	9
LSB oil differential (%)	9	10	(1)
WCS crude oil (Cdn$/bbl)	75.15	73.17	3
WCS oil differential (%)	26	22	4
Natural Gas Prices
AECO natural gas (1) (Cdn$/mcf)	3.17	2.39	33
Foreign Exchange Rate
Exchange rate (US$/Cdn$)	0.97	1.00	(3)

(1)	The AECO natural gas price reported is the average daily spot price.
For the year ended December 31, 2013, the Company's average selling price for oil increased 7 percent from 2012, primarily as a result of a 4 percent increase in the US$ WTI benchmark price and a weaker Canadian dollar. Crescent Point's oil differential for the year ended December 31, 2013 was $14.71 per bbl, or 15 percent, compared to $13.68 per bbl, or 15 percent in 2012.
The Company's corporate oil differential was impacted by a slight narrowing of light oil differentials, largely offset by a widening of medium and heavy oil differentials and increased exposure to Uinta Basin production from the acquisition of Ute, which realizes an increased differential than the corporate average. In 2013, the Cdn$ WTI - LSB differential narrowed to 9 percent from 10 percent in 2012 and the Cdn$ WTI - WCS differential widened to 26 percent from 22 percent in 2012. The Company's Uinta Basin production realized an average oil differential of $19.22 per bbl, or 19 percent, in the year ended December 31, 2013.
The Company's exposure to medium and heavy oil differentials increased in 2013 due to the Company's growing production base in southwest Saskatchewan, which is typically sold at a premium to WCS prices. In addition, the Company is exposed to Yellow wax crude and Black wax crude oil differentials in the Uinta Basin.
Price differentials are expected to remain volatile in 2014. To partially mitigate these price risks, Crescent Point continues to deliver crude oil through its Saskatchewan, Alberta and Utah rail terminals, providing access to markets outside of the PADD II region. The Company also enters physical delivery and derivative WTI price differential contracts which manage the spread between US$ WTI and various stream prices. The Company manages physical delivery contracts on a month-to-month spot and on a term contract basis.

CRESCENT POINT ENERGY CORP.	3

The Company's average selling price for gas in the year ended December 31, 2013 increased 38 percent from $2.61 per mcf in 2012 to $3.61 per mcf in 2013, primarily as a result of the 33 percent increase in AECO benchmark prices and the impact of NYMEX based pricing received on the Company’s Utah and North Dakota gas production.
Derivatives
The following is a summary of the realized derivative gain (loss) on oil and gas derivative contracts:

($000s, except volume amounts)	2013	2012	% Change
Average crude oil volumes hedged (bbls/d) (1)	53,296	39,691	34
Crude oil realized derivative loss (1)	(94,144)	(28,861)	226
per bbl	(2.36)	(0.88)	168
Average natural gas volumes hedged (GJ/d) (2)	14,197	9,000	58
Natural gas realized derivative gain	3,273	11,257	(71)
per mcf	0.13	0.57	(77)
Average barrels of oil equivalent hedged (boe/d) (1)	55,539	41,113	35
Total realized derivative loss	(90,871)	(17,604)	416
per boe	(2.07)	(0.49)	322

(1)
In the year ended December 31, 2013, the crude oil realized derivative loss includes the realized derivative gain on financial price differential contracts. The average crude oil volumes hedged and average barrels of oil equivalent hedged do not include the hedged volumes related to financial price differential contracts.

(2)	GJ/d is defined as gigajoules per day.
Management of cash flow variability is an integral component of Crescent Point's business strategy. Changing business conditions are monitored regularly and reviewed with the Board of Directors to establish risk management guidelines used by management in carrying out the Company's strategic risk management program. The risk exposure inherent in movements in the price of crude oil, natural gas and power, fluctuations in the US/Cdn dollar exchange rate and interest rate movements on long-term debt are all proactively managed by Crescent Point through the use of derivatives with investment-grade counterparties. The Company considers these derivative contracts to be an effective means to manage cash flow.
The Company's crude oil and natural gas derivatives are referenced to WTI and AECO, unless otherwise noted. Crescent Point utilizes a variety of derivatives, including swaps, collars and put options to protect against downward commodity price movements while providing the opportunity for some upside participation during periods of rising prices. For commodities, Crescent Point's risk management program allows for hedging a forward profile of 3½ years, and up to 65 percent, unless otherwise approved by the Board of Directors, net of royalty interest production.
With ongoing volatility of price differentials between WTI and western Canadian crude prices, Crescent Point has expanded its risk management programs to include the hedging of these differentials. The Company uses a combination of financial derivatives and fixed differential physical contracts to hedge these price differentials. For price differential hedging, Crescent Point's risk management program allows for hedging a forward profile of 3½ years, and up to 35 percent net of royalty interest production.
The Company recorded a total realized derivative loss of $90.9 million for the year ended December 31, 2013, compared to a loss of $17.6 million in 2012.
The Company's realized derivative loss for oil was $94.1 million for the year ended December 31, 2013, compared to a realized derivative loss of $28.9 million in 2012. The increased realized loss in 2013 is largely attributable to an increase in the Cdn$ WTI benchmark price and the increase in oil volumes hedged as a result of increased production, partially offset by an increase in the Company's average derivative oil price. During the year ended December 31, 2013, the Company's average derivative oil price increased by 4 percent or $3.99 per bbl, from $92.20 per bbl in 2012 to $96.19 per bbl in 2013.
Crescent Point's realized derivative gain for gas was $3.3 million for the year ended December 31, 2013, compared to $11.3 million in 2012. The decreased realized gain in 2013 is largely attributable to the decrease in the Company's average derivative gas price and the increase in the AECO benchmark price, partially offset by an increase in gas volumes hedged as a result of increased production. During the year ended December 31, 2013, the Company's average derivative gas price decreased from $5.68 per GJ in 2012 to $3.64 per GJ in 2013 and the AECO benchmark price increased by 33 percent.
The Company has not designated any of its risk management activities as accounting hedges under International Accounting Standard 39, Financial Instruments: Recognition and Measurement and, accordingly, has fair valued its derivatives.

CRESCENT POINT ENERGY CORP.	4

The following is a summary of the Company's unrealized derivative gain (loss):

($000s)	2013	2012	% Change
Crude oil	(153,319)	185,854	(182)
Natural gas	(1,554)	(9,140)	(83)
Interest	1,982	7,057	(72)
Power	(30)	(1,655)	(98)
Cross currency interest rate	40,678	3,936	933
Cross currency principal	574	(514)	(212)
Foreign exchange	(207)	186	(211)
Total unrealized derivative gain (loss)	(111,876)	185,724	(160)
The Company recognized a total unrealized derivative loss of $111.9 million for the year ended December 31, 2013 compared to a total unrealized derivative gain of $185.7 million in 2012, primarily due to a $153.3 million unrealized loss on crude oil contracts in 2013 compared to a $185.9 million unrealized gain in 2012. The unrealized oil derivative loss for the year ended December 31, 2013 is primarily attributable to the increase in the Cdn$ WTI forward benchmark price at December 31, 2013 compared to December 31, 2012. The unrealized oil derivative gain for the year ended December 31, 2012 is primarily attributable to the decrease in the Cdn$ WTI forward benchmark price at December 31, 2012 compared to December 31, 2011.
The total unrealized derivative loss in 2013 was partially offset by a $40.7 million unrealized gain on Cross Currency Interest Rate Swaps (“CCIRS”) compared to a $3.9 million unrealized gain in 2012. The unrealized CCIRS derivative gain for the year ended December 31, 2013 was primarily the result of the weaker forward Canadian dollar at December 31, 2013 compared to December 31, 2012 and the maturity of out of the money contract months. The unrealized CCIRS derivative gain for the year ended December 31, 2012 was primarily the result of the weaker forward Canadian dollar, specifically from 2017 onwards, at December 31, 2012 compared to December 31, 2011, and the maturity of out of the money contract months.
Revenues

($000s) (1)	2013	2012	% Change
Crude oil and NGL sales	3,438,159	2,643,181	30
Natural gas sales	88,289	51,813	70
Total oil and gas sales	3,526,448	2,694,994	31

(1)	Revenue is reported before transportation charges and realized derivatives.
Crude oil and NGL sales increased 30 percent in the year ended December 31, 2013, from $2.6 billion in 2012 to $3.4 billion in 2013, primarily due to the 22 percent increase in Crescent Point's production and the 7 percent increase in realized prices. The increased production in 2013 is primarily due to the Company's successful drilling and fracture stimulation programs and the acquisition of Ute completed in 2012. The increase in realized prices is largely a result of the 7 percent increase in the Cdn$ WTI benchmark price as compared to 2012.
Natural gas sales increased 70 percent in the year ended December 31, 2013 compared to 2012. The increase is primarily due to the 38 percent increase in realized natural gas prices and the 23 percent increase in natural gas production. The increase in the realized natural gas price is largely due to the increase in the AECO benchmark price and the impact of NYMEX based pricing received on the Company’s Utah and North Dakota gas production. The increased natural gas production in 2013 is primarily due to 2012 acquisitions and successful drilling in Viewfield, partially offset by natural declines.
Royalties

($000, except % and per boe amounts)	2013	2012	% Change
Royalties	644,240	468,226	38
As a % of oil and gas sales	18	17	1
Per boe	14.67	12.95	13
Royalties increased 38 percent in the year ended December 31, 2013 compared to 2012. The increase is largely due to the 31 percent increase in oil and gas sales and the 1 percent increase in royalties as a percentage of sales.
Royalties as a percentage of sales for the year ended December 31, 2013 increased primarily due to growing revenues in the United States, with higher associated royalty burdens, partially offset by royalty holidays for new wells drilled in Viewfield. In 2013, oil and gas sales in the United States accounted for 13 percent of the Company's total oil and gas sales compared to 3 percent in 2012.
In the year ended December 31, 2013, 256.5 net wells were drilled in Viewfield of the 549.5 total net wells drilled by the Company.
Operating Expenses

($000, except per boe amounts)	2013	2012	% Change
Operating expenses	505,060	421,125	20
Per boe	11.50	11.65	(1)

CRESCENT POINT ENERGY CORP.	5

Operating expenses per boe decreased 1 percent in the year ended December 31, 2013 compared to 2012. The decrease was primarily the result of lower well servicing costs, largely offset by higher chemical costs.
Operating expenses increased 20 percent in the year ended December 31, 2013 compared to 2012, primarily as a result of the growth in the Company's production from the successful execution of the drilling and development program and the acquisitions completed in 2012.
Transportation Expenses

($000s, except per boe amounts)	2013	2012	% Change
Transportation expenses	95,317	66,147	44
Per boe	2.17	1.83	19
Transportation expenses per boe increased 19 percent in the year ended December 31, 2013 compared to 2012. The increase is primarily due to increased clean oil trucking costs resulting from increased oil deliveries through the Company's rail terminals in Saskatchewan, Alberta and Utah.
Transportation expenses increased 44 percent in the year ended December 31, 2013 compared to 2012, primarily as a result of the growth in the Company's production and the increase in per boe transportation expenses as noted above.
Netbacks

	2013			2012
	Crude Oil and NGL ($/bbl)	Natural Gas ($/mcf)	Total ($/boe)	Total ($/boe)	% Change
Average selling price	86.32	3.61	80.32	74.57	8
Royalties	(15.95)	(0.36)	(14.67)	(12.95)	13
Operating expenses	(12.21)	(0.76)	(11.50)	(11.65)	(1)
Transportation expenses	(2.14)	(0.41)	(2.17)	(1.83)	19
Netback prior to realized derivatives	56.02	2.08	51.98	48.14	8
Realized gain (loss) on derivatives	(2.36)	0.13	(2.07)	(0.49)	322
Netback	53.66	2.21	49.91	47.65	5
The Company's netback for the year ended December 31, 2013 increased 5 percent to $49.91 per boe from $47.65 per boe in 2012. The increase in the Company's netback is primarily the result of the increase in average selling price largely due to the increase in the Cdn$ WTI benchmark price and the decrease in operating expenses, partially offset by increased royalties, realized derivative loss and transportation expenses.
General and Administrative Expenses

($000, except per boe amounts)	2013	2012	% Change
General and administrative costs	86,547	77,726	11
Capitalized	(19,081)	(14,342)	33
Total general and administrative expenses	67,466	63,384	6
Transaction costs	(5,761)	(16,436)	(65)
General and administrative expenses	61,705	46,948	31
Per boe	1.41	1.30	8
General and administrative expenses per boe increased 8 percent in the year ended December 31, 2013 compared to 2012, primarily due to decreased overhead recoveries recorded and increases in information technology costs. The decreased overhead recoveries are largely as a result of the Company's 2012 acquisitions having lower associated overhead recoveries.
General and administrative expenses increased 31 percent in the year ended December 31, 2013 compared to 2012. The increase is primarily due to increased employee-related costs as a result of the growth of the Company, including the expansion of operations in the United States, and the increase in per boe general and administrative expenses as noted above.
Transactions costs incurred in the year ended December 31, 2013 relate primarily to the acquisition and integration of Ute.
Interest Expense

($000, except per boe amounts)	2013	2012	% Change
Interest expense	77,754	71,530	9
Per boe	1.77	1.98	(11)
Interest expense per boe decreased 11 percent in the year ended December 31, 2013 compared to 2012, reflecting the successful production growth of the Company, partially offset by a slight increase in the Company's effective interest rate as a result of Crescent Point issuing long-term senior guaranteed notes at fixed interest rates.

CRESCENT POINT ENERGY CORP.	6

Interest expense increased 9 percent in the year ended December 31, 2013 compared to 2012. This increase is primarily attributable to the higher average debt balance and the slight increase in the Company's effective interest rate. The higher average debt balance is the result of the Company's growth in production and fluctuations in working capital. The increased effective interest rate is a result of the Company issuing long-term senior guaranteed notes at fixed interest rates.
Crescent Point actively manages exposure to fluctuations in interest rates through interest rate swaps, short term bankers' acceptances and the issuance of long-term fixed rate senior guaranteed notes. Refer to the Derivatives section above for further information.
Foreign Exchange Gain (Loss)

($000s)	2013	2012	% Change
Realized
Foreign exchange loss on cross currency interest rate swaps	(4,308)	(3,838)	12
Other foreign exchange gain	1,134	495	129
Unrealized
Foreign exchange gain (loss) on translation of US dollar senior guaranteed notes	(60,994)	5,774	(1,156)
Other foreign exchange gain (loss)	(337)	361	(193)
Foreign exchange gain (loss)	(64,505)	2,792	(2,410)
The Company has senior guaranteed notes with aggregate principals of US$983.0 million and Cdn$142.0 million. The Company records unrealized foreign exchange gains or losses on the revaluation of the US denominated senior guaranteed notes and related accrued interest. During the year ended December 31, 2013, the Company recorded an unrealized foreign exchange loss of $61.0 million on translation of US dollar senior guaranteed notes and accrued interest compared to an unrealized gain of $5.8 million in 2012. The unrealized loss in 2013 is attributable to a weaker Canadian dollar as at December 31, 2013 as compared to December 31, 2012. The unrealized gain in 2012 is attributable to a stronger Canadian dollar as at December 31, 2012 as compared to December 31, 2011.
During the year ended December 31, 2013, the Company realized a foreign exchange loss of $4.3 million on the settlement of the CCIRS associated with interest payments made on the US dollar senior guaranteed notes, compared to a loss of $3.8 million in 2012. The increase in the realized loss for the year ended December 31, 2013 is primarily due to the additional CCIRS entered during 2013, partially offset by the weaker Canadian dollar for the year ended December 31, 2013.
Share-based Compensation Expense

($000s, except per boe amounts)	2013	2012	% Change
Share-based compensation costs	90,838	68,833	32
Capitalized	(23,086)	(17,692)	30
Share-based compensation expense	67,752	51,141	32
Per boe	1.54	1.41	9
During the year ended December 31, 2013, the Company recorded share-based compensation costs of $90.8 million, an increase of 32 percent from 2012. The increase in 2013 is primarily due to the increase in expenses associated with incentive related awards, partially offset by the decrease in expenses associated with base compensation restricted shares.
During the year ended December 31, 2013, the Company capitalized share-based compensation costs of $23.1 million, an increase of 30 percent from 2012. The increase is primarily the result of the increase in expenses associated with incentive related awards, partially offset by the decrease in base compensation restricted shares.
Restricted Share Bonus Plan
The Company has a Restricted Share Bonus Plan pursuant to which the Company may grant restricted shares to directors, officers, employees and consultants. The restricted shares vest on terms up to three years from the grant date as determined by the Board of Directors.
Restricted shareholders are eligible for monthly dividends on their restricted shares, immediately upon grant.
Under the Restricted Share Bonus Plan at December 31, 2013, the Company is authorized to issue up to 5,728,512 common shares (December 31, 2012 - 7,773,681 common shares), of which the Company had 2,588,143 restricted shares outstanding at December 31, 2013 (December 31, 2012 - 3,366,492 restricted shares outstanding).
Deferred Share Unit Plan
The Company has a Deferred Share Unit (“DSU”) plan for directors. Each DSU vests on the date of the grant, however, the settlement of the DSU occurs following a change of control or when the individual ceases to be a director of the Company. Deferred Share Units are settled in cash based on the prevailing Crescent Point share price. The Company had 75,380 DSUs outstanding at December 31, 2013 compared to 51,318 at December 31, 2012.

CRESCENT POINT ENERGY CORP.	7

Depletion, Depreciation, Amortization and Impairment

($000s, except per boe amounts)	2013	2012	% Change
Depletion and depreciation	1,185,104	1,007,025	18
Amortization of E&E undeveloped land	275,504	247,883	11
Depletion, depreciation and amortization	1,460,608	1,254,908	16
Impairment	98,291	189,074	(48)
Depletion, depreciation, amortization and impairment	1,558,899	1,443,982	8
Per boe, before impairment	33.27	34.72	(4)
Per boe	35.51	39.95	(11)
The Company's depletion, depreciation and amortization (“DD&A”) rate before impairment decreased 4 percent to $33.27 per boe for the year ended December 31, 2013 from $34.72 per boe in 2012. The decrease is primarily a result of proved plus probable reserve additions and decreased future development costs in the December 31, 2013 reserve report.
At December 31, 2013, the Company determined that the carrying amount of the Southern Alberta cash-generating unit (“CGU”)exceeded its fair value less costs of disposal. The full amount of the impairment was attributed to property, plant and equipment ("PP&E") and, as a result, an impairment loss of $98.3 million was recorded as a component of depletion, depreciation, amortization and impairment expense. The Southern Alberta CGU is comprised primarily of properties in the early stages of development for which the operating results are included in the Canadian operating segment. The impairment in 2013 was largely a result of the exploratory nature of the Alberta Bakken resource play, which resulted in negative technical revisions to proved plus probable reserves and an increase in expected operating and abandonment costs.
The Company reported an impairment loss of $189.1 million for the year ended December 31, 2012 related to the Southern Alberta CGU largely as a result of the decrease in forecast benchmark commodity prices at December 31, 2012 compared to December 31, 2011, the early development stage of the properties and associated higher initial capital expenditures.
Other Loss
The Company recorded other losses of $10.1 million in the year ended December 31, 2013 compared to other losses of $60.5 million in 2012. The other losses in 2013 are primarily comprised of net unrealized losses on long-term investments. The other losses in 2012 are primarily comprised of net unrealized losses on long-term investments, partially offset by gains on the disposition of assets.
Taxes

($000s)	2013	2012	% Change
Current tax expense (recovery)	173	(1,418)	(112)
Deferred tax expense	73,433	19,436	278
Current Tax Expense (Recovery)
In the year ended December 31, 2013, the Company recorded current tax expense of $0.2 million compared to a current tax recovery of $1.4 million in 2012. The current tax expense in 2013 relates primarily to adjustments for business combinations completed in prior periods. The current tax recoveries in 2012 relate primarily to investment tax credits earned through research and development expenditures on drilling and development activities. Refer to the Company's December 31, 2013 Annual Information Form for information on the Company's expected tax horizon.
Deferred Tax Expense
In the year ended December 31, 2013, the Company recorded deferred tax expense of $73.4 million compared to $19.4 million in 2012. The increase in deferred tax expense is primarily due to a change in estimate regarding future usable tax pools and the Company's increased net income before taxes in 2013 and the effect of a tax pool recovery recorded in 2012.
Funds Flow, Cash Flow, Operating Income and Net Income

($000s, except per share amounts)	2013	2012	% Change
Funds flow from operations	2,047,817	1,601,850	28
Funds flow from operations per share - diluted	5.28	4.83	9

Cash flow from operating activities	1,973,332	1,543,943	28
Cash flow from operating activities per share - diluted	5.09	4.65	9

Operating income	485,688	303,568	60
Operating income per share - diluted	1.25	0.91	37

Net income	144,876	190,653	(24)
Net income per share - diluted	0.37	0.57	(35)

CRESCENT POINT ENERGY CORP.	8

Funds flow from operations increased to $2.0 billion for the year ended December 31, 2013 from $1.6 billion in 2012 and increased to $5.28 per share - diluted from $4.83 per share - diluted. The increase in funds flow from operations is primarily the result of the increases in production volumes and the netback. Production volumes increased due to the Company's successful drilling and fracture stimulation programs and the Ute acquisition completed on November 29, 2012. The netback increased as a result of the increase in average selling price largely due to the increase in the Cdn$ WTI benchmark price and the decrease in operating expenses, partially offset by increased royalties, realized derivative loss, and transportation expenses. Funds flow from operations per share - diluted increased for the year ended December 31, 2013, primarily due to the reasons discussed above, partially offset by the impact of shares issued through the Company's Premium DividendTM and Dividend Reinvestment Plan (“DRIP”) and the August and November 2012 equity offerings.
Cash flow from operating activities increased 28 percent to $2.0 billion in the year ended December 31, 2013 compared to $1.5 billion in 2012, for the same reasons as discussed above and fluctuations in working capital, transaction costs and decommissioning expenditures. Cash flow from operating activities per share - diluted increased 9 percent to $5.09 per share - diluted in 2013, primarily due to the reasons discussed above, partially offset by the impact of shares issued through the Company's DRIP and the August and November 2012 equity offerings.
The Company reported operating income of $485.7 million in the year ended December 31, 2013 compared to $303.6 million in 2012, primarily as a result of the increase in funds flow from operations, partially offset by the increase in deferred tax expense and combined depletion and impairment expense. Operating income per share - diluted increased 37 percent to $1.25 per share - diluted in 2013, primarily due to reasons discussed above, partially offset by the impact of shares issued through the Company's DRIP and the August and November 2012 equity offerings.
The Company reported net income of $144.9 million in the year ended December 31, 2013 compared to $190.7 million in 2012, primarily as a result of the unrealized derivative and foreign exchange losses recorded in 2013 and the increase in depletion, depreciation, amortization and impairment expense and deferred tax expense, largely offset by the increase in funds flow from operations and the decrease in other losses.
As noted in the Derivatives section, the Company has not designated any of its risk management activities as accounting hedges under IAS 39, Financial Instruments: Recognition and Measurement, and, accordingly, has fair valued its derivatives.
Crescent Point uses financial commodity derivatives, including swaps, collars and put options, to reduce the volatility of the selling price of its crude oil and natural gas production. This provides a measure of stability to the Company's cash flow and dividends over time. The Company's commodity derivatives portfolio extends out 3½ years from the current quarter.
IFRS 9, Financial Instruments, gives guidelines for accounting for financial derivatives not designated as accounting hedges. Financial derivatives that have not settled during the current quarter are fair valued. The change in fair value from the previous quarter represents a gain or loss that is recorded in net income. As such, if benchmark oil and natural gas prices rise during the quarter, the Company records a loss based on the change in price multiplied by the volume of oil and natural gas hedged. If prices fall during the quarter, the Company records a gain. The prices used to record the actual gain or loss are subject to an adjustment for volatility and the resulting gain (asset) or loss (liability) is discounted to a present value using a risk free rate adjusted for counterparty credit risk.
Crescent Point's underlying physical reserves are not fair valued each quarter, hence no gain or loss associated with price changes is recorded; the Company realizes the benefit/detriment of any price increase/decrease in the period which the physical sales occur.
The Company's financial results should be viewed with the understanding that the future gain or loss on financial derivatives is recorded in the current period's results, while the future value of the underlying physical sales is not.
Dividends
The following table provides a reconciliation of dividends:

($000s, except per share amounts)	2013	2012	% Change
Accumulated dividends, beginning of year	3,673,971	2,742,571	34
Dividends declared to shareholders	1,081,551	931,400	16
Accumulated dividends, end of year	4,755,522	3,673,971	29

Accumulated dividends per share, beginning of year	23.31	20.55	13
Dividends to shareholders per share	2.76	2.76	-
Accumulated dividends per share, end of year	26.07	23.31	12
The Company maintained monthly dividends of $0.23 per share during 2013.
Dividends increased 16 percent in the year ended December 31, 2013 compared to 2012. The increase in dividends in 2013 relates to an increase in the number of shares outstanding primarily due to the bought deal financings which closed in August and November 2012 and the issuance of shares to shareholders pursuant to the DRIP in lieu of cash dividends. Crescent Point suspended participation in the Premium component of the DRIP effective October 15, 2013.

CRESCENT POINT ENERGY CORP.	9

Crescent Point believes it is well positioned to maintain monthly dividends as the Company continues to exploit and develop its resource plays. Crescent Point's risk management strategy minimizes exposure to commodity price volatility and provides a measure of sustainability to dividends through periods of fluctuating market prices.
Investments in Marketable Securities
In March 2012, the Company disposed of its investment in marketable securities for proceeds of $0.6 million, resulting in a realized gain of less than $0.1 million recognized in net income.
Long-Term Investments
Public Companies
The Company holds common shares and common share purchase warrants in publicly traded oil and gas companies. The investments are classified as financial assets at fair value through profit and loss and are fair valued with the resulting gain or loss recorded in net income. At December 31, 2013, the investments are recorded at a fair value of $24.3 million which is $79.7 million less than the original cost of the investments.
Private Companies
The Company holds common shares in private oil and gas companies. The investments are classified as financial assets at fair value through profit or loss and are fair valued with the resulting gain or loss recorded in net income. At December 31, 2013, the investments are recorded at a fair value of $50.0 million which is $17.0 million less than the original cost of the investments.
Other Long-Term Assets
At December 31, 2013, other long-term assets consist of $26.2 million related to the reclamation fund and $11.8 million of investment tax credits.
As part of Crescent Point's ongoing commitment to the environment and to reduce greenhouse gas emissions, Crescent Point has a voluntary reclamation fund for future decommissioning costs and environmental emissions reduction costs. During the year ended December 31, 2013, the Company contributed $0.70 per produced boe to the fund, of which $0.40 per boe was for future decommissioning costs and $0.30 per boe was directed to environmental emissions reduction.
The reclamation fund increased by $15.7 million during 2013 due to contributions of $30.7 million, partially offset by expenditures of $15.0 million. The expenditures included $11.4 million related primarily to decommissioning work completed in Alberta and southeast Saskatchewan. The remaining $3.6 million related to environmental emissions work completed primarily in Saskatchewan to reduce greenhouse gas emissions and to meet and exceed provincial and federal targets. Since inception, $86.7 million has been contributed to the reclamation fund and $60.6 million has been spent.
Related Party Transactions
All related party transactions are recorded at the exchange amount.
During the year ended December 31, 2013, Crescent Point recorded $0.8 million (December 31, 2012 - $1.9 million) of legal fees in the normal course of business to a law firm of which a partner is the Company's corporate secretary. Crescent Point also recorded $0.3 million during the year ended December 31, 2013 (December 31, 2012 - $0.8 million) of legal fees in the normal course of business to a law firm of which a partner is a director of the Company.
Key management personnel of the Company consist of its directors and executive officers. In addition to the directors fees and salaries paid to the directors and officers, respectively, the directors participate in the Restricted Share Bonus Plan and Deferred Share Unit Plan and the officers participate in the Restricted Share Bonus Plan. The compensation relating to key management personnel for the year recorded as general and administrative expenses was $12.1 million (December 31, 2012 - $11.3 million) and share-based compensation costs were $37.6 million (December 31, 2012 – $30.8 million).
Capital Expenditures

($000s)	2013	2012	% Change
Capital acquisitions (net) (1)	118,267	3,021,230	(96)
Development capital expenditures	1,724,507	1,488,947	16
Capitalized administration (2)	19,081	14,342	33
Office equipment	3,285	5,740	(43)
Total	1,865,140	4,530,259	(59)

(1)	Capital acquisitions represent total consideration for the transactions including net debt and excluding transaction costs.

(2)	Capitalized administration excludes capitalized share-based compensation.

CRESCENT POINT ENERGY CORP.	10

Capital Acquisitions
Minor Property Acquisitions and Dispositions
Crescent Point completed minor property acquisitions and dispositions during the year ended December 31, 2013 for net consideration of $118.3 million ($121.8 million was allocated to PP&E and E&E assets). These minor property acquisitions and dispositions were completed with full tax pools.
Development Capital Expenditures
The Company's development capital expenditures for the year ended December 31, 2013 were $1.7 billion compared to $1.5 billion in 2012. In 2013, 737 (549.5 net) wells were drilled with a success rate of 100 percent. The development capital for the year ended December 31, 2013 included $300.2 million on facilities, land and seismic.
Crescent Point's budgeted capital program for 2014 is $1.75 billion, not including acquisitions. The Company searches for acquisition opportunities that align with strategic parameters and evaluates each prospect on a case-by-case basis.
Goodwill
The Company's goodwill balance as at December 31, 2013 was $251.9 million which is unchanged from December 31, 2012. The goodwill balance is attributable to the corporate acquisitions completed during the period 2003 through 2012.
Decommissioning Liability
The decommissioning liability increased by $127.1 million during 2013 from $502.4 million at December 31, 2012 to $629.5 million at December 31, 2013. The increase relates to $115.3 million due to a change in future cost estimates, $32.6 million in respect of drilling, $14.2 million of accretion expense, $3.5 million as a result of net capital acquisitions and $3.2 million due to the revaluation of acquired liabilities, partially offset by $30.3 million due to a change in discount rate and $11.4 million for liabilities settled.
Liquidity and Capital Resources

Capitalization Table ($000s, except share, per share, ratio and percent amounts)	December 31, 2013	December 31, 2012
Net debt	2,077,078	1,760,324
Shares outstanding (1)	394,993,566	374,702,264
Market price at end of year (per share)	41.25	37.62
Market capitalization	16,293,485	14,096,299
Total capitalization	18,370,563	15,856,623
Net debt as a percentage of total capitalization	11	11
Annual funds flow from operations	2,047,817	1,601,850
Net debt to funds flow from operations (2)	1.0	1.1

(1)
The shares outstanding balance at December 31, 2013 excludes 678,361 common shares issued on January 15, 2014 pursuant to the DRIP. The shares outstanding balance at December 31, 2012 excludes 1,638,734 issued on January 15, 2013 pursuant to the DRIP.

(2)
The net debt reflects the financing of acquisitions, however, the funds flow from operations only reflects funds flow from operations generated from the acquired properties since the closing date of the acquisitions.

Net debt is calculated as long-term debt plus accounts payable and accrued liabilities and dividends payable, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the equity settled component of dividends payable and unrealized foreign exchange on translation of US dollar senior guaranteed notes.
The Company has a syndicated unsecured credit facility with fourteen banks and an operating credit facility with one Canadian chartered bank totaling $2.1 billion. The syndicated unsecured credit facility also includes an accordion feature that allows the Company to increase the facility by up to $500.0 million. As at December 31, 2013, the Company had approximately $553.7 million drawn on bank credit facilities, including $3.9 million outstanding pursuant to letters of credit, leaving unutilized borrowing capacity of approximately $1.5 billion.
The Company has closed private offerings of senior guaranteed notes raising gross proceeds of US$983.0 million and Cdn$142.0 million. These notes rank pari passu with the Company's bank credit facilities and are unsecured with original terms of maturity from 5 to 10 years. Concurrent with the issuance of US$953.0 million senior guaranteed notes, the Company entered into CCIRS with a syndicate of financial institutions. Under the terms of the CCIRS, the amount of the US notes was fixed for purposes of interest and principal repayments at a notional amount of $953.2 million. Concurrent with the issuance of US$30.0 million senior guaranteed notes, the Company entered a cross currency principal swap which fixed the principal repayment at a notional amount of $32.2 million.
At December 31, 2013 and December 31, 2012, Crescent Point was capitalized with 89 percent equity. The Company's net debt to funds flow from operations ratio at December 31, 2013 was 1.0 times, compared to 1.1 times at December 31, 2012. This decrease is largely due to the increase in funds flow from operations. Crescent Point's target average net debt to 12 month funds flow is approximately 1.0 times.
The Company has a successful DRIP which raised $659.1 million during the year ended December 31, 2013 (year ended December 31, 2012 - $564.1 million).

CRESCENT POINT ENERGY CORP.	11

Crescent Point's development capital budget for 2014 is $1.75 billion, with average 2014 production forecast at 126,500 boe/d.
Crescent Point's management believes that with the high quality reserve base and development inventory, excellent balance sheet and solid hedging program, the Company is well positioned to meet its planned growth and development targets to continue generating strong operating and financial results through 2014 and beyond.
Shareholders' Equity
At December 31, 2013, Crescent Point had 395.0 million common shares issued and outstanding compared to 374.7 million common shares at December 31, 2012. The increase of 20.3 million shares relates primarily to shares issued pursuant to the DRIP.
Crescent Point's total capitalization increased to $18.4 billion at December 31, 2013 compared to $15.9 billion at December 31, 2012, with the market value of the shares representing 89 percent of the total capitalization. The increase in total capitalization primarily relates to the increases in the Company's year-end share price, shares outstanding and net debt.
Subsequent Events
New York Stock Exchange ("NYSE") Listing
On January 22, 2014, Crescent Point's common shares began trading on the NYSE under the ticker symbol "CPG".
Contractual Obligations and Commitments
The Company has assumed various contractual obligations and commitments in the normal course of operations. At December 31, 2013, the Company had contractual obligations and commitments as follows:

($000s)	1 year	2 to 3 years	4 to 5 years	More than 5 years	Total
Operating leases (building and vehicle leases)(1)	18,343	48,242	48,241	281,817	396,643
Senior guaranteed notes(2)	56,108	242,717	210,337	969,357	1,478,519
Bank credit facilities(3)	-	546,595	-	-	546,595
Transportation commitments	1,705	461	144	13	2,323
Derivative contract premiums	15,697	-	-	-	15,697
Total	91,853	838,015	258,722	1,251,187	2,439,777

(1)	Included in operating leases are nominal recoveries of rent expense on office space the Company has subleased.

(2)	These amounts include the effect of principal and interest payments pursuant to the CCIRS and cross currency principal swap.

(3)	These amounts exclude interest payable on amounts drawn on the bank credit facilities.
Off Balance Sheet Arrangements
The Company has off-balance sheet financing arrangements consisting of various lease agreements which are entered into in the normal course of operations. All leases have been treated as operating leases whereby the lease payments are included in operating expenses or general and administrative expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases in the balance sheet as of December 31, 2013. All of the lease agreement amounts have been reflected in the Contractual Obligations and Commitments table above.
Critical Accounting Estimates
The preparation of the Company’s consolidated financial statements requires management to adopt accounting policies that involve the use of significant estimates and assumptions. These estimates and assumptions are developed based on the best available information and are believed by management to be reasonable under the existing circumstances. New events or additional information may result in the revision of these estimates over time. A summary of the significant accounting policies used by Crescent Point can be found in Note 3 of the December 31, 2013 audited consolidated financial statements. The following discussion outlines what management believes to be the most critical policies involving the use of estimates and assumptions.
Oil and gas activities
Reserves estimates, although not reported as part of the Company’s consolidated financial statements, can have a significant effect on net income, assets and liabilities as a result of their impact on depletion, depreciation and amortization, decommissioning liability, deferred taxes, asset impairments and business combinations. Independent petroleum reservoir engineers perform evaluations of the Company’s oil and gas reserves on an annual basis. The estimation of reserves is an inherently complex process requiring significant judgment. Estimates of economically recoverable oil and gas reserves are based upon a number of variables and assumptions such as geoscientific interpretation, production forecasts, commodity prices, costs and related future cash flows, all of which may vary considerably from actual results. These estimates are expected to be revised upward or downward over time, as additional information such as reservoir performance becomes available, or as economic conditions change.
For purposes of impairment testing, property, plant and equipment is aggregated into cash-generating units, based on separately identifiable and largely independent cash inflows. The determination of the Company’s CGUs is subject to judgment. Factors considered in the classification of CGUs include the integration between assets, shared infrastructures, the existence of common

CRESCENT POINT ENERGY CORP.	12

sales points, geography, geologic structure and the manner in which management monitors and makes decisions regarding operations.
The determination of technical feasibility and commercial viability, based on the presence of reserves and which results in the transfer of assets from E&E to PP&E, is subject to judgment.
Decommissioning liability
Upon retirement of its oil and gas assets, the Company anticipates incurring substantial costs associated with decommissioning. Estimates of these costs are subject to uncertainty associated with the method, timing and extent of future decommissioning activities. The liability, the related asset and the expense are impacted by estimates with respect to the cost and timing of decommissioning.
Business combinations
Business combinations are accounted for using the acquisition method of accounting. The determination of fair value often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of PP&E and E&E assets acquired generally require the most judgment and include estimates of reserves acquired, forecast benchmark commodity prices, and discount rates. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets, liabilities and goodwill. Future net earnings can be affected as a result of changes in future DD&A, asset impairment or goodwill impairment.
Fair value measurement
The estimated fair value of derivative instruments resulting in derivative assets and liabilities, by their very nature, are subject to measurement uncertainty. Estimates included in the determination of the fair value of derivative instruments include forward benchmark prices, discount rates and forward foreign exchange rates.
Joint control
Judgment is required to determine when the Company has joint control over an arrangement, which requires an assessment of the capital and operating activities of the projects it undertakes with partners and when the decisions in relation to those activities require unanimous consent.
Share-based compensation
Compensation costs recorded pursuant to share-based compensation plans are subject to estimated fair values, forfeiture rates and the future attainment of performance criteria.
Income taxes
Tax regulations and legislation and the interpretations thereof are subject to change. In addition, deferred income tax liabilities recognize the extent that temporary differences will be payable in future periods. The calculation of the liability involves a significant amount of estimation including an evaluation of when the temporary differences will reverse, an analysis of the amount of future taxable earnings, the availability of cash flows and the application of tax laws. Changes in tax regulations and legislation and the other assumptions listed are subject to measurement uncertainty.
Risk Factors
Financial Risk
Financial risk is the risk of loss or lost opportunity resulting from financial management and market conditions that could have a positive or negative impact on Crescent Point’s business. Financial risks the Company is exposed to include: marketing reserves at an acceptable price given market conditions; finding and producing reserves at a reasonable cost; volatility in market prices for oil and natural gas; fluctuations in foreign exchange and interest rates; stock market volatility; debt service which may limit timing or amount of dividends as well as market price of shares; the continued availability of adequate debt and equity financing and cash flow to fund planned expenditures; sufficient liquidity for future operations; lost revenue or increased expenditures as a result of delayed or denied environmental, safety or regulatory approvals; cost of capital risk to carry out the Company’s operations; and uncertainties associated with credit facilities and counterparty credit risk.
Operational Risk
Operational risk is the risk of loss or lost opportunity resulting from operating and capital activities that, by their nature, could have an impact on the Company’s ability to achieve objectives. Operational risks Crescent Point is exposed to include: uncertainties associated with estimating oil and natural gas reserves; incorrect assessments of the value of acquisitions and exploration and development programs; failure to realize the anticipated benefits of acquisitions; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; inability to secure adequate product transportation including sufficient crude-by-rail or other alternate transportation; delays in business operations, pipeline restrictions, blowouts; unforeseen title defects; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; loss of key personnel; unexpected geological, technical, drilling, construction and processing problems; availability of insurance; competitive action by other companies; the ability of suppliers to meet commitments and risks; and uncertainties related to oil and gas interests and operations on tribal lands.

CRESCENT POINT ENERGY CORP.	13

Safety, Environmental and Regulatory Risks
Safety, environmental and regulatory risks are the risks of loss or lost opportunity resulting from changes to laws governing safety, the environment, royalties and taxation. Safety, environmental and regulatory risks Crescent Point is exposed to include: aboriginal land claims; uncertainties associated with regulatory approvals; uncertainty of government policy changes; the risk of carrying out operations with minimal environmental impact; changes in or adoption of new laws and regulations or changes in how they are interpreted or enforced; obtaining required approvals of regulatory authorities and stakeholder support for activities and growth plans.
There are no new material environmental initiatives impacting Crescent Point at this time.
Risk Management
Crescent Point is committed to identifying and managing these risks in the near term, as well as on a strategic and longer term basis at all levels in the organization in accordance with our Board-approved Risk Management and Counterparty Credit Policy and risk management programs. Issues affecting, or with the potential to affect, our assets, operations and/or reputation, are generally of a strategic nature or are emerging issues that can be identified early and then managed, but occasionally include unforeseen issues that arise unexpectedly and must be managed on an urgent basis. Crescent Point takes a proactive approach to the identification and management of issues that can affect the Company’s assets, operations and/or reputation and have established consistent and clear policies, procedures, guidelines and responsibilities for issue identification and management.
Specific actions Crescent Point takes to ensure effective risk management include: employing qualified professional and technical staff; concentrating in a limited number of areas with low cost exploitation and development objectives; utilizing the latest technology for finding and developing reserves; constructing quality, environmentally sensitive and safe production facilities; adopting and communicating sound policies governing all areas of our business; maximizing operational control of drilling and production operations; strategic hedging of commodity prices, interest and foreign exchange rates; adhering to conservative borrowing guidelines; monitoring counterparty creditworthiness and obtaining counterparty credit insurance.
Changes in Accounting Policies
Effective January 1, 2013, the Company adopted the following IFRS:

•
IFRS 7 Financial Instruments: Disclosures - IFRS 7 was amended to provide more extensive quantitative disclosures for financial instruments that are offset in the statement of financial position or that are subject to enforceable master netting or similar agreements. The additional disclosures can be found in Note 22 of the annual consolidated financial statements for the year ended December 31, 2013. The application of the amendment had no impact on the consolidated statements of comprehensive income or the consolidated balance sheets.

•
IFRS 9 Financial Instruments - IFRS 9 was amended to present a new hedge accounting model. The Company does not currently apply hedge accounting and determined that the amendment to IFRS 9 had no impact on the consolidated statements of comprehensive income or the consolidated balance sheet.

•
IFRS 10 Consolidated Financial Statements - IFRS 10 provides guidance to determine whether an investee should be consolidated. The guidance applies to all investees, including special purpose entities. The Company reviewed its consolidation methodology and determined that the adoption of IFRS 10 did not result in a change to the consolidation status of its subsidiaries.

•
IFRS 11 Joint Arrangements - IFRS 11 presents a new model for determining whether an entity should account for joint arrangements using proportionate consolidation or the equity method. An entity will have to follow the substance rather than legal form of a joint arrangement and will no longer have a choice of accounting method. The Company reviewed its joint arrangements and determined that the adoption of IFRS 11 did not result in any changes in the accounting for its joint arrangements. The Company's share of the assets, liabilities, revenues and expenses are recognized in the annual consolidated financial statements.

•
IFRS 12 Disclosure of Interests in Other Entities - IFRS 12 aggregates and amends disclosure requirements included within other standards. The standard requires an entity to provide disclosures about subsidiaries, joint arrangements, associates and unconsolidated structured entities. The application of IFRS 12 had no impact on the consolidated statements of comprehensive income or the consolidated balance sheets.

•
IFRS 13 Fair Value Measurement - IFRS 13 provides a single framework for measuring fair value. The measurement of the fair value of an asset or liability is based on assumptions that market participants would use when pricing the asset or liability under current market conditions, including assumptions about risk. The Company adopted IFRS 13 on January 1, 2013 on a prospective basis. The adoption of IFRS 13 did not require any adjustments to the valuation techniques used by the Company to measure fair value and did not result in any measurement adjustments as at January 1, 2013.

Future Changes in Accounting Policies
IAS 36 Impairment of Assets - IAS 36 was amended in May 2013 to reduce the circumstances in which the recoverable amount of CGUs is required to be disclosed and clarify the disclosures required when an impairment loss has been recognized or reversed in the period. The amendments require retrospective application and will be adopted by the Company on January 1, 2014. The adoption will only impact Crescent Point's disclosures in the notes to the financial statements in periods when an impairment loss or impairment recovery is recognized.

CRESCENT POINT ENERGY CORP.	14

Outstanding Common Shares Data
As of the date of this report, the Company had 397,249,891 common shares outstanding.
Selected Annual Information

($000s, except per share amounts)	2013	2012	2011
Total oil and gas sales	3,526,448	2,694,994	2,191,189

Average daily production
Crude oil and NGLs (bbls/d)	109,129	89,704	66,604
Natural gas (mcf/d)	66,952	54,284	43,172
Total (boe/d)	120,288	98,751	73,799

Net income (1)	144,876	190,653	201,134
Net income per share (1)	0.38	0.58	0.73
Net income per share - diluted (1)	0.37	0.57	0.72

Operating income	485,688	303,568	375,500
Operating income per share	1.26	0.92	1.36
Operating income per share – diluted	1.25	0.91	1.35

Cash flow from operating activities	1,973,332	1,543,943	1,322,971
Cash flow from operating activities per share	5.11	4.69	4.80
Cash flow from operating activities per share - diluted	5.09	4.65	4.76

Funds flow from operating activities	2,047,817	1,601,850	1,293,257
Funds flow from operating activities per share	5.30	4.86	4.70
Funds flow from operating activities per share - diluted	5.28	4.83	4.65

Working capital (deficit) (2)	(406,134)	(287,911)	(129,066)
Total assets	12,736,793	12,131,634	8,734,446
Total liabilities	4,236,720	3,536,822	2,918,030
Net debt	2,077,078	1,760,324	1,220,144
Total long-term derivative liabilities	25,846	8,483	64,220
Weighted average shares - diluted (thousands)	387,731	331,781	278,214
Dividends paid or declared	1,081,551	931,400	771,362
Dividends paid or declared per share	2.76	2.76	2.76

(1)	Net income and net income before discontinued operations and extraordinary items are the same.

(2)
Working capital deficiency is calculated as accounts payable and accrued liabilities plus dividends payable, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the equity settled component of dividends payable.

Crescent Point’s oil and gas sales, cash flow from operating activities, funds flow from operations and total assets have increased for the years 2011 through 2013 due to numerous corporate and property acquisitions and the Company’s successful drilling program, which have resulted in higher production volumes. Net income over the past three years has fluctuated primarily due to unrealized derivative gains and losses on derivative contracts, which fluctuate with changes in market conditions, and impairments to PP&E recorded in 2012 and 2013, along with associated fluctuations in deferred income tax expense (recovery).
Operating income has fluctuated over the past three years primarily due to changes in funds flow from operations, depletion and share-based compensation expense and impairments to property, plant and equipment recorded in 2012 and 2013, along with associated fluctuations in the deferred tax expense (recovery).

CRESCENT POINT ENERGY CORP.	15

Summary of Quarterly Results

	2013				2012
($000s, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Oil and gas sales	908,637	980,829	845,270	791,712	727,372	658,204	642,857	666,561

Average daily production
Crude oil and NGLs (bbls/d)	115,971	107,332	106,609	106,519	97,731	89,648	88,798	82,552
Natural gas (mcf/d)	70,017	63,785	67,142	66,865	61,654	59,896	49,046	46,395
Total (boe/d)	127,641	117,963	117,799	117,663	108,007	99,631	96,972	90,285

Net income (loss)	(13,723)	87,879	72,332	(1,612)	(95,241)	2,352	287,430	(3,888)
Net income (loss) per share	(0.03)	0.23	0.19	-	(0.26)	0.01	0.89	(0.01)
Net income (loss) per share – diluted	(0.03)	0.22	0.19	-	(0.26)	0.01	0.89	(0.01)

Operating income (loss)	78,216	162,819	130,308	114,345	(19,802)	89,158	135,009	99,203
Operating income (loss) per share	0.20	0.42	0.34	0.30	(0.05)	0.26	0.42	0.33
Operating income (loss) per share – diluted	0.20	0.42	0.34	0.30	(0.05)	0.26	0.42	0.33

Cash flow from operating activities	508,090	542,809	463,194	459,239	421,598	403,980	417,518	300,847
Cash flow from operating activities per share	1.29	1.39	1.21	1.21	1.17	1.19	1.30	1.02
Cash flow from operating activities per share – diluted	1.29	1.39	1.20	1.21	1.16	1.19	1.29	1.01

Funds flow from operations	533,310	554,144	504,420	455,943	430,386	384,237	386,318	400,909
Funds flow from operations per share	1.35	1.42	1.32	1.21	1.19	1.14	1.20	1.35
Funds flow from operations per share – diluted	1.35	1.42	1.31	1.20	1.18	1.13	1.19	1.34

Working capital (deficit) (1)	(406,134)	(318,224)	(227,620)	(312,777)	(287,911)	(153,348)	(73,457)	(152,674)
Total assets	12,736,793	12,526,359	12,357,474	12,425,234	12,131,634	11,256,848	11,306,482	10,428,957
Total liabilities	4,236,720	3,926,421	3,757,823	3,872,025	3,536,822	3,247,769	3,844,464	3,550,136
Net debt	2,077,078	1,887,431	1,825,340	1,957,964	1,760,324	1,453,647	2,003,711	1,572,330
Total long-term derivative liabilities	25,846	10,305	4,671	11,490	8,483	17,961	6,997	117,967

Weighted average shares – diluted (thousands)	395,277	390,607	385,084	379,647	363,358	340,483	323,782	298,666

Capital expenditures (2)	510,889	531,880	262,744	559,627	1,395,268	335,310	1,013,936	1,785,745

Dividends declared	274,797	271,855	267,033	267,866	255,621	240,010	225,212	210,557
Dividends declared per share	0.69	0.69	0.69	0.69	0.69	0.69	0.69	0.69

(1)
Working capital deficiency is calculated as accounts payable and accrued liabilities plus dividends payable, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the equity settled component of dividends payable.

(2)
Capital expenditures exclude capitalized share-based compensation and include capital acquisitions. Capital acquisitions represent total consideration for the transactions including long-term debt and working capital assumed, and excluding transaction costs.

Over the past eight quarters, the Company's oil and gas sales have generally increased due to a successful drilling program and several business combinations. Fluctuations in production, the Cdn$ WTI benchmark price and corporate oil price differentials have also contributed to the fluctuations in oil and gas sales.
Net income has fluctuated primarily due to changes in funds flow from operations, unrealized derivative gains and losses, which fluctuate with the changes in forward market prices and an impairment to property, plant and equipment recorded in the fourth quarters of 2012 and 2013, along with associated fluctuations in the deferred tax expense (recovery).
Operating income has fluctuated over the past eight quarters primarily due to changes in funds flow from operations, depletion and share-based compensation expense and impairments to property, plant and equipment recorded in the fourth quarters of 2012 and 2013, along with associated fluctuations in the deferred tax expense (recovery).
Capital expenditures fluctuated through this period as a result of timing of acquisitions and our development drilling program. Funds flow from operations and cash flow from operating activities throughout the last eight quarters has allowed the Company to maintain stable monthly dividends.

CRESCENT POINT ENERGY CORP.	16

Fourth Quarter Review

•
Crescent Point achieved a new production record in fourth quarter 2013 and averaged 127,641 boe/d, weighted 91 percent to light and medium crude oil and liquids. This represents a growth rate of 8 percent over third quarter 2013 and 18 percent over fourth quarter 2012.

•
During the fourth quarter, the Company spent $389.4 million on drilling and development activities, drilling 205 (161.6 net) wells with a 99 percent success rate. Crescent Point also spent $96.1 million on land, seismic and facilities, for total capital expenditures of $485.5 million.

•
Crescent Point generated funds flow from operations of $533.3 million ($1.35 per share - diluted) in fourth quarter 2013, representing a 24 percent increase over fourth quarter 2012 funds flow from operations of $430.4 million ($1.18 per share - diluted). Funds flow from operations was driven by strong operating netbacks prior to realized derivatives of $50.67 per boe.

Disclosure Controls and Procedures
Disclosure controls and procedures (“DC&P”), as defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, are designed to provide reasonable assurance that information required to be disclosed in the Company’s annual filings, interim filings or other reports filed, or submitted by the Company under securities legislation is recorded, processed, summarized and reported within the time periods specified under securities legislation and include controls and procedures designed to ensure that information required to be so disclosed is accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. The Chief Executive Officer and the Chief Financial Officer of Crescent Point evaluated the effectiveness of the design and operation of the Company’s DC&P. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that Crescent Point’s DC&P were effective as at December 31, 2013.
Internal Controls over Financial Reporting
Internal control over financial reporting (“ICFR”), as defined in National Instrument 52-109, includes those policies and procedures that:

1.	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets of Crescent Point;

2.
are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of Crescent Point are being made in accordance with authorizations of management and Directors of Crescent Point; and

3.
are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

The Chief Executive Officer and the Chief Financial Officer are responsible for establishing and maintaining ICFR for Crescent Point. They have, as at the financial year ended December 31, 2013, designed ICFR, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The control framework Crescent Point’s officers used to design the Company’s ICFR is the Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).
Under the supervision of the Chief Executive Officer and the Chief Financial Officer, Crescent Point conducted an evaluation of the effectiveness of the Company’s ICFR as at December 31, 2013 based on the COSO Framework. Based on this evaluation, the officers concluded that as of December 31, 2013, Crescent Point maintained effective ICFR.
It should be noted that while Crescent Point’s officers believe that the Company’s controls provide a reasonable level of assurance with regard to their effectiveness, they do not expect that the DC&P and ICFR will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, but not absolute, assurance that the objectives of the control system are met.
There were no changes in Crescent Point’s ICFR during the year ended December 31, 2013 that materially affected, or are reasonably likely to materially affect, the Company’s ICFR.
Health, Safety and Environment Policy
The health and safety of employees, contractors, visitors and the public, as well as the protection of the environment, are of utmost importance to Crescent Point. The Company endeavours to conduct its operations in a manner that will minimize both adverse effects and consequences of emergency situations by:

•	Complying with government regulations and standards;

•	Conducting operations consistent with industry codes, practices and guidelines;

•	Ensuring prompt, effective response and repair to emergency situations and environmental incidents;

CRESCENT POINT ENERGY CORP.	17

•	Providing training to employees and contractors to ensure compliance with Company safety and environmental policies and procedures;

•	Promoting the aspects of careful planning, good judgment, implementation of the Company’s procedures, and monitoring Company activities;

•	Communicating openly with members of the public regarding our activities; and

•	Amending the Company’s policies and procedures as may be required from time to time.
Crescent Point believes that all employees have a vital role in achieving excellence in environmental, health and safety performance. This is best achieved through careful planning and the support and active participation of everyone involved.
As part of Crescent Point’s ongoing commitment to reduce greenhouse gas emissions, the Company contributes to a reclamation fund whereby $0.30 per produced boe is directed to environmental emissions reduction. To date, $44.6 million has been contributed to the environment emission reduction fund and $24.5 million has been expended to reduce greenhouse gas emissions and to meet and exceed provincial and federal targets. In 2013, the Company spent a total of $3.6 million primarily on the installation of flare equipment in Saskatchewan. The flare equipment reduces emissions to meet provincial and federal emission regulations.
Outlook
Crescent Point's revised guidance for 2014 is as follows:

Production	Prior	Revised
Oil and NGL (bbls/d)	115,000	115,000
Natural gas (mcf/d)	69,000	69,000
Total (boe/d)	126,500	126,500
Exit (boe/d)	135,000	135,000
Annualized fourth quarter funds flow from operations ($000) (1)	2,315,000	2,460,000
Funds flow from operations ($000)	2,100,000	2,250,000
Funds flow per share – diluted ($)	5.24	5.59
Cash dividends per share ($)	2.76	2.76
Capital expenditures (2)
Drilling and completions ($000)	1,420,000	1,420,000
Facilities, land and seismic ($000)	330,000	330,000
Total ($000)	1,750,000	1,750,000
Pricing
Crude oil – WTI (US$/bbl)	95.00	100.00
Crude oil – WTI (Cdn$/bbl)	101.06	111.11
Corporate oil differential (%)	14	13
Natural gas – AECO (Cdn$/mcf)	3.25	4.65
Exchange rate (US$/Cdn$)	0.94	0.90

(1)	Annualized fourth quarter funds flow from operations is fourth quarter funds flow from operations multiplied by four.

(2)	The projection of capital expenditures excludes acquisitions, which are separately considered and evaluated.
Additional information relating to Crescent Point, including the Company's December 31, 2013 Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

CRESCENT POINT ENERGY CORP.	18

Forward-Looking Information
Certain statements contained in this management's discussion and analysis constitute forward-looking statements and are based on Crescent Point's beliefs and assumptions based on information available at the time the assumption was made. By its nature, such forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These statements are effective only as of the date of this report.
Certain statements contained in this report, including statements related to Crescent Point's capital expenditures, projected asset growth, view and outlook toward future commodity prices, drilling activity and statements that contain words such as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", “projected”, “sustain”, “continues”, “strategy”, “potential”, “projects”, “grow”, “take advantage”, “estimate”, “well positioned” and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation. The material assumptions in making these forward-looking statements are disclosed in this analysis under the headings “Dividends”, “Capital Expenditures”, “Decommissioning Liability”, “Liquidity and Capital Resources”, “Critical Accounting Estimates”, “Changes in Accounting Policies”, “Future Changes in Accounting Policies” and “Outlook”.
In particular, forward-looking statements include, but are not limited to:

●	Crescent Point’s 2014 guidance as outlined in the Outlook section and ability to meet planned growth and development targets;	●	Anticipated future operating, abandonment and decommissioning costs;
		●	Expected oil price differentials in 2014;
●	Maintaining monthly dividends;	●	Estimated future usable tax pools and anticipated taxability; and
●	The anticipated impact of the use of financial commodity derivatives and fixed differential physical contracts on the stability of cashflows;	●	Target average net debt to 12 month funds flow of approximately 1.0 times.

All of the material assumptions underlying these statements are noted in the “Dividends”, “Capital Expenditures”, Decommissioning Liability”, “Liquidity and Capital Resources”, “Critical Accounting Estimates” and “Outlook” sections of this report.
The following are examples of references to forward-looking information:

●	Volume and product mix of Crescent Point's oil and gas production;	●	Future results from operations and operating metrics;
●	Future oil and gas prices in respect of Crescent Point's commodity risk management programs;	●	Future development, exploration and other expenditures;
●	The amount and timing of future decommissioning liabilities;	●	Future costs, expenses and royalty rates;
●	Future liquidity and financial capacity;	●	Future tax rates; and
●	Future interest rates and exchange rates;	●	The Company's tax pools.
This information contains certain forward-looking estimates that involve substantial known and unknown risks and uncertainties, certain of which are beyond Crescent Point's control. Such risks and uncertainties include, but are not limited to: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas; delays in business operations, pipeline restrictions, blowouts; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; uncertainties associated with estimating oil and natural gas reserves; risks and uncertainties related to oil and gas interests and operations on tribal lands; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value of acquisitions and exploration and development programs; unexpected geological, technical, drilling, construction, processing and transportation problems; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; general economic, market and business conditions; uncertainties associated with regulatory approvals; uncertainty of government policy changes; uncertainties associated with credit facilities and counterparty credit risk; changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; and other factors, many of which are outside the control of the Company. Therefore, Crescent Point's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking estimates and if such actual results, performance or achievements transpire or occur, or if any of them do so, there can be no certainty as to what benefits Crescent Point will derive therefrom.
Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf : 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

CRESCENT POINT ENERGY CORP.	19

Directors
Peter Bannister, Chairman (1) (3) (4)
Ken Cugnet (3) (4) (5)
Hugh Gillard (1) (2) (5)
Gerald Romanzin (1) (2) (3)
Scott Saxberg (4)
Greg Turnbull (2) (5)
(1) Member of the Audit Committee of the Board of Directors
(2) Member of the Compensation Committee of the Board of Directors
(3) Member of the Reserves Committee of the Board of Directors
(4) Member of the Health, Safety and Environment Committee of the Board of Directors
(5) Member of the Corporate Governance and Nominating Committee
Officers
Scott Saxberg
President and Chief Executive Officer
Greg Tisdale
Chief Financial Officer
C. Neil Smith
Chief Operating Officer
Brad Borggard
Vice President, Corporate Planning
Derek Christie
Vice President, Exploration and Geosciences
Ryan Gritzfeldt
Vice President, Engineering East
Ken Lamont
Vice President, Finance and Treasurer
Tamara MacDonald
Vice President, Land
Trent Stangl
Vice President, Marketing and Investor Relations
Steve Toews
Vice President, Engineering West
Mark Eade
Corporate Secretary
Head Office
Suite 2800, 111 - 5th Avenue S.W.
Calgary, Alberta T2P 3Y6
Tel: (403) 693-0020
Fax: (403) 693-0070
Toll Free: (888) 693-0020
Banker
The Bank of Nova Scotia
Calgary, Alberta

Auditor
PricewaterhouseCoopers LLP
Calgary, Alberta
Legal Counsel
Norton Rose Fulbright Canada LLP
Calgary, Alberta
Evaluation Engineers
GLJ Petroleum Consultants Ltd.
Calgary, Alberta
Sproule Associates Ltd.
Calgary, Alberta
Registrar and Transfer Agent
Investors are encouraged to contact Crescent Point's Registrar and Transfer Agent for information regarding their security holdings:
Olympia Trust Company
2300, 125 - 9th Avenue S.E.
Calgary, Alberta T2G 0P6
Tel: (403) 261-0900
Stock Exchanges
Toronto Stock Exchange - TSX
New York Stock Exchange - NYSE
Stock Symbol
CPG
Investor Contacts
Scott Saxberg
President and Chief Executive Officer
(403) 693-0020
Greg Tisdale
Chief Financial Officer
(403) 693-0020
Trent Stangl
Vice President, Marketing and Investor Relations
(403) 693-0020

CRESCENT POINT ENERGY CORP.	20